EXHIBIT 11

                           CODA MUSIC TECHNOLOGY, INC.

                        COMPUTATION OF EARNINGS PER SHARE

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


                                                       Quarter Ended June 30,               Six Months Ended June 30,
                                                      1996                1995               1996               1995

 NET LOSS                                           $ (465,242)        $ (583,702)       $ (1,025,215)        $ (835,473)

 WEIGHTED AVERAGE COMMON AND COMMON
   EQUIVALENT SHARES OUTSTANDING:
    Common Shares Outstanding(1)                     4,280,657          3,129,277           4,273,871          3,123,788
    Common Stock Equivalents calculated
      pursuant to Securities and Exchange
      Commission Staff Bulletin No. 83(2)                   --            171,238                  --            172,184



WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING                      4,280,657          3,300,515           4,273,871          3,295,972



NET LOSS PER COMMON AND COMMON
  EQUIVALENT SHARE                                  $    (0.11)        $    (0.18)       $      (0.24)        $    (0.25)



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1    Reflects  the effect of  conversion  of Series A and  Series B  Convertible
     Preferred Stock to common stock and a 1-for-2 reverse stock split for all periods presented.

2 Reflects the issuance of Series B Convertible Preferred Stock, issuance of common stock for services, stock options granted, warrants issued to purchase Series B Convertible Preferred Stock and warrants issued to purchase common stock within the twelve month period prior to the Company's initial public offering at a price less than the public offering price.